October 4th, 2019

Via EDGAR and Fed-Ex

Paul Fischer

Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	GJ Culture Group US, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 11, 2019
File No. 333-232605

Dear Mr. Paul Fischer:

Set forth below is the response on behalf of GJ Culture Group US, Inc. (the “Company”) to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us over phone dated September 24, 2019 (the “Oral Comment”) concerning the referenced Amendment No. 1 to Registration Statement on Form S-1 which was filed with the Commission on September 16, 2019. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed Amendment No.1 version, which has been filed with the Commission concurrently herewith.

Amendment No. 2 to Registration Statement on Form S-1

Existing or Probable PRC Government Regulations on the Business Page 18

1.	We note your response to prior comment 2. Please revise also to discuss applicable Chinese regulations material to conducting the company’s operations, given your intent to organize cultural exchange educational tours to destinations in China.

The Company has revised the disclosure as required on page 18.

The Staff is respectfully advised that the Company refer to Rules 460 and 461 regarding requests for acceleration of the above-referenced Registration Statement for immediate effectiveness, or as soon as is practicable. The Company plans to apply all SEC comments to the S-1 Registration Statement as applicable to our future periodic and annual filings. Please advise us as to the appropriateness of this request.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (617)-312-1708.

Sincerely,

/s/ Yue Cao

Enclosures

Sanjun Kuang

Christopher A. Wilson, Esq.